 Exhibit 99.1

CIBC Announces Senior Executive Appointments

TORONTO, Oct. 4, 2022 /CNW/ - CIBC (TSX: CM) (NYSE: CM) President and CEO Victor Dodig today announced senior leadership appointments to further the bank's client-focused strategy.

"We have built a modern, relationship-oriented bank that is positioned to further our momentum through the execution of our client-focused strategy," said Mr. Dodig. "Our highly connected and purpose-led team has been a key driver of our success, and the leadership changes we are announcing today will position our bank well to further our momentum and deliver relative outperformance. Each of these leaders have built deep industry expertise and strong leadership and exemplify our purpose-led culture."

The following leadership changes are effective November 1, 2022:

Mike Capatides, Senior Executive Vice-President and Group Head, US Region, and President & CEO, CIBC Bank USA, will be transitioning to the role of Vice-Chair, CIBC Bank USA, focused on developing and deepening client relationships. Mr. Capatides has been an important part of our bank for more than 25 years, including as CAO and General Counsel and his oversight of CIBC FirstCaribbean International Bank, as well as Strategy and Corporate Development. "Under Mike's leadership, we have expanded our US business and built a strong North American platform for growth, and he has been a trusted advisor and we look forward to his continued involvement with our clients moving forward," said Mr. Dodig.

Shawn Beber will assume the role of Senior Executive Vice-President and Group Head, US Region, and President & CEO, CIBC Bank USA, and our US bank holding company. Mr. Beber will be based in Chicago where he will continue our efforts to build a strong and growing cross-border platform for clients. He most recently served as Chief Risk Officer, and previously held senior roles with CIBC including General Counsel, head of Strategy and Corporate Development, and head of U.S. Capital Markets. Mr. Beber was also instrumental in the acquisition of The PrivateBank in 2017 and played a lead role in the integration to build the growth platform we have today. "Shawn brings deep understanding of our bank, proven execution experience on both sides of the border, and a strong client and relationship focus which will be key as we continue building on our momentum in serving the private economy in North America," said Mr. Dodig.

Frank Guse will take on the role of Senior Executive Vice-President and Chief Risk Officer and join CIBC's Executive Committee. Mr. Guse has deep experience in both risk and business roles. Most recently he served as Executive Vice-President, Strategy & Transformation, Personal and Business Banking. He previously led key risk management functions including Risk Analytics, Reporting, and Credit Decisioning. Prior to joining CIBC, he gained global experience with McKinsey & Company in Germany where he focused on risk management. "Frank's global expertise in all facets of risk management, coupled with his experience delivering transformative initiatives and strategic perspective, position him well for his new role and will make him an excellent addition to our Executive Committee," added Mr. Dodig.

Continuing in their current roles on CIBC's Executive Committee are: Harry Culham, Laura Dottori-Attanasio, Jon Hountalas, Christina Kramer, Kikelomo Lawal, Hratch Panossian and Sandy Sharman.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/ca/media-centre.

View original content to download multimedia:https://www.prnewswire.com/news-releases/cibc-announces-senior-executive-appointments-301639997.html

SOURCE CIBC

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2022/04/c7204.html

%CIK: 0001045520

For further information: Tom Wallis, CIBC Communications & Public Affairs, 416-980-4048 / tom.wallis@cibc.com

CO: CIBC

CNW 07:00e 04-OCT-22